UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check hox if Amendment is material and investors must reconfirm within five business days.
X   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Authenticiti, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 26, 2016

Physical Address of Issuer:

18 Bartol Street #181
San Francisco, CA 94133, US

Website of Issuer:

http://cultos.io

Current Number of Employees:

6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$6,004,320	$469,200
Cash & Cash Equivalents	$4,958,685	$450,198
Accounts Receivable	$0	$0
Short-term Debt	$147,780	$93,407
Long-term Debt	$5,537,832	$505,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($3,041,197)	($920,818)

April 27, 2023

FORM C-AR

AUTHENTICITI, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, this "Form C-AR") is being furnished by Authenticiti, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that

many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-A R. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may he required by law.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://Cultos.io. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

The date of this Form C-AR is April 27, 2023.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Authenticiti, Inc. (the "Company") is a Delaware corporation, formed on October 26, 2016. The Company is raising funds for its Cultos platform, an online tokenization platform for companies to reward loyal customers and fans with digital tokens when the customers promote the participating company's brand on the customer's social media accounts.

The Company is located at 18 Bartol Street #181, San Francisco, CA 94133, United States. The Company's website is http://cultos.io.

The company conducts business in Delaware, and sells services throughout the United States.

RISK FACTORS

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

The Cultos platform has no operating history upon which you can evaluate its performance, and accordingly, our prospects must be considered in light of the risks that any new platform encounters.

Authenticiti, Inc. was incorporated under the laws of the State of Delaware on October 26, 2016, and provides supply chain solutions powered by blockchain to support real time visibility and analytics for manufacturers, delivering insights and data, streamlining supply chain processes, automating tasks, reducing lead time, eliminating service level agreement disputes, and monitoring incoming customer demand to effectively manage supply and demand and monitor inventory.

Cultos is a new tokenization platform developed by Authenticiti, and Cultos tokens will be made available to users on Polygon (MATIC). Accordingly, the Cultos platform has no operating history upon which an evaluation of its prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.

On June 3, 2015, New York State Department of Financial Services ("NYDF S") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have

similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Securities.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on research, development and market implementation in the near future, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and build the Cultos platform.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent or copyright claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The amount of capital the Company is attempting to raise may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to any amounts raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the Investor's expectations.

The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and non-fungible tokens (NFTs) have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the U.S. Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and NFT networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies and NFTs. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate or utilize NFTs on its platform. To the extent that cryptocurrencies or NFTs are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or NFT trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result

in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of

entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in blockchain development may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and in blockchain development may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the first quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for advertising in certain industries and/or countries, impeded business travel and have also resulted in increased safety and security costs for us and the advertising or gaming industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the crypto industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the crypto industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrew Yang (Chief Executive Officer), Jeong Woo Park (Chief Operating Officer), and Thanasi Karachotzitis (Chief Technology Officer). The Company has or intends to enter into employment agreements with Jeong Woo Park and Thanasi Karachotzitis, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Yang, Jeong Woo Park, Thanasi Karachotzitis, or any member of the board of directors or officer of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on Andrew Yang, Jeong Woo Park, and Thanasi Karachotzitis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrew Yang, Jeong Woo Park, or Thanasi Karachotzitis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of our services is highly competitive.

We face competition with respect to our services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security — such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Cultos is a community tokenization platform that enables established and emerging brands to better engage with customers and reward customers for purchases and loyalty. Cultos rewards customers with a branded community token for actions that help grow the brands customers love, when customers act as nano-influencers by promoting and sharing products in the customer's social media channels. Brand tokens allow users to acquire brand NFTs, merchandise, products, and access to exclusive events, among other rewards. Users connect their social media accounts to the Cultos website, and get credited for posts and promotions. Brand tokens are deposited into each user's wallet based on the user's brand promotion efforts on social media which are tracked by Cultos's tracking technology. Tokens can be used to purchase brand NFTs and other goods and services determined and made available by each brand. Cultos creates each brand's tokens, NFTs, swap pools, and products to engage the brand's audience.

Business Plan

The Company's business model is based on partnering with established and emerging companies which set up a token reward system by first acquiring CULT tokens and sending the CULT tokens into an AMM liquidity pool against their own brand tokens. CULT is the cryptographic token that powers Cultos, and is used for onramp and offramp to brand token value and liquidity, profit sharing of token holders, whitelisting to gain access to limited and high demand brand NFTs, token staking and liquidity for Cultos, and platform governance. The Cultos dashboard tracks engagement and rewards fans in brand tokens. Cultos anticipates revenue generation from its platform fees, which include various consulting fees, a 10% pool formation fee, 2.5% per transaction NFT transaction fees (purchase, sale, resale), .5% of swap values fee (brand-CULT token pool swap fees), and 1% withdrawal fees.

The Company's Products and/or Services

Product / Service	Description	Current Market
Authenticiti	Supply Chain Data Platform	Product manufacturers and supply chain managers seeking to leverage blockchain technology in their management systems.
Cultos	Consumer and Brand Promotion and Reward Tokenization Platform	Customers of established and emerging brands, partner brands, business to business and business to customer.

Cultos is a Web3 platform that revolutionizes how brands create and build engaged audiences of fans. We have built the first platform enabling companies to leverage crypto rewards to convert customers into active, engaged and influential brand ambassadors. The Cultos platform allows any company to create a token economy that rewards fans for their social media support through community tokens and exclusive NFTs. Consumers will link their social media accounts to the platform and users receive community tokens when they like, follow, post about and otherwise engage with brands online. Those community tokens can be swapped, sold or used to purchase brand NFTs. With the recent rapid growth of Web3, amazing things are taking place every day with platforms rewarding early adopters for their loyalty and support.

The Cultos platform is built on the Polygon Layer 2 Network which enables greater scalability than the Ethereum main net while retaining Ethereum compatibility. For brands, the Cultos platform enables them to create their own individual brand token and rewards such as NFTs, product discounts and other exclusive experiences. For consumers, they are given a custodian wallet upon sign up and can connect their social media accounts to start earning brand coins when they perform certain actions on social media.

11

Competition

The Company's primary Web3 competitors are Socios, Rally and other apps with similar community tokens for followers. These competitors focus on narrower audiences than Cultos, which has created a more broad based Web3 platform for all nano-influencers to be rewarded for promoting brands. Rally allows independent creators to develop fan tokens while Socios is a platform for sports teams to sell tokens to fans.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, service and support, and corporate reputation.

Customer Base

Our customers are (i) established and emerging brands seeking to leverage tokenization engagement with consumers through use of the Cultos platform, and (ii) consumer users of Cultos who promote brand awareness on the consumers' social media channels.

Supply Chain

The Company does not materially depend upon any vendors. Our most important asset is our technology and people. Our goal is to have the best talent, with specialized skills to enhance our differentiation and competitiveness.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/196913	METHODS AND APPARATUSES FOR AUTHENTICATING ASSETS	Associating physical assets with NFTs for authentication	05/14/2021	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Yang	Chief Executive Officer	CEO of Authenticiti, Inc. since 2016, oversees sales, marketing and general operations of the Company	University of Toronto, Political

			Science, 2016
Jeong Woo Park	Chief Operating Officer	COO of Authenticiti, Inc. since 2016, oversees and manages product planning and execution	University of Toronto, Computer Science, N/A
Thanasi Karachotzitis	Chief Technology Officer	CTO of Authenticiti Inc. since 2016, oversees and manages engineering and technical vision of the Company	University of Toronto, Computer Science, 2016
Bahram Nour-Omid	Board Director since 2016	Managing Partner Scopus Ventures, managing partner since 2016	Imperial College London, Electrical Engineering, 1977
Michael Downing	Board Director since 2020	Managing Partner Gravity Ranch Ventures, managing partner since 2018	University of California, Davis, Political Science, 1995
Kamesh Raghavendra	Board Director since 2022	Chief Product Officer of The Hive, LLC	Institute of Management Bangalor, MBA; Madras, BA computer science/IT

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware state law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 52,100,000 shares of common stock, 16,849,143 shares of which have been issued and are outstanding, with a par value $0.00001 per share (the **"Common Stock")**, and 10,066,116 shares of preferred stock, 9,404,213 shares of which have been issued and are outstanding, with a par value $0. 00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock	Preferred Stock
Amount Outstanding	16,849,143	9,404,213
Par Value Per Share	$0.0001	$0.0001
Voting Rights	Yes	Yes
Anti-Dilution Rights	No	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This will not limit, dilute or qualify the Security.	This will not limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security	64.18%	35.82%

Outstanding Options, SAFEs, Convertible Notes, Warrants

Token Debt Payable by Assets:

In 2022, the Company engaged in an offering on Form C under Regulation Crowdfunding, and raised $4,996,831for Token DPAs (Debt Payable by Assets) (the "Securities"). The Securities mature 36 months from the date each investor entered into the Token DPA with the Company.

The amount of $4,996,831 was recorded as a liability when raised. The funds raised were held in escrow and are being released as the Company meets specified milestones. As of December 31, 2022, $946,663 remained in escrow.

The Securities pay an interest rate of 10% on the debt amount, to be paid in Securities at maturity. After the maturity date, interest at rate of 10% per annum shall accrue on the sum of the debt amount and 10% of the debt amount. Interest payable to investors is being accrued as earned over the life of the debt. The Company paid a commission fee in cash of 6.00% of the funds raised. The Company will pay an additional commission fee in securities interest equal to 2.00% of the Securities issued as part of the offering. The Securities payable are being accrued over the life of the debt.

Simple Agreement for Future Tokens:

As of December 31, 2022, the Company had raised $595,000 from investors to be repaid with blockchain-based tokens minted and distributed by the Company (the "SAFT Tokens"). The SAFT Tokens will be due upon the deployment of the blockchain protocol smart contracts on the online platform owned and operated by the Company to facilitate transactions in respect of NFTs (the "SAFT Token Delivery Date"). If the SAFT Token Delivery Date does not occur before a dissolution event, then the Company will return to investors an amount equal to their investment.

Simple Agreement for Future Equity:

In the year ended December 31, 2022, the Company issued Simple Agreement for Future Equity ("SAFE") for total cash proceeds of $3,500,000.

The SAFE includes the following conversion terms:

• Upon the closing of an equity financing of at least $5,000,000 (a "Qualified Financing") the outstanding balance of the SAFE shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the SAFE;

• If there is a liquidity event before the expiration or termination of the SAFE, the investor will, at its option, either (i) receive a cash payment equal to the purchase price of the SAFE or (ii) automatically receive from the Company a

number of shares of common stock equal to the purchase amount of the SAFE divided by the liquidity value of the Company, if the Investor fails to select the cash option.

- If there is a dissolution event before the SAFE expires or terminates or converts into shares of preferred stock, the Company will pay an amount equal to the purchase amount of the SAFE, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event.

Options:

No options were issued in the year ended December 31, 2022.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

PPP Loan:

In July 2021, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $45,000. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). On May 19, 2022, the Company received partial forgiveness in the amount of $10,373. The remaining principle is payable over 5 years beginning June 2022 and incurs an interest of 1% on outstanding principal.

Ownership

The Company has no beneficial owners who own twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Authenticiti, Inc. (the **"Company")** was incorporated on October 26, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California, United States. Below is a table of financial information for the fiscal year end 2019 and the fiscal year end 2020.

Cash and Cash Equivalents

As of December 31, 2022 the Company had an aggregate of $4,958,685.00 in cash and cash equivalents, leaving the Company with approximately 22 months of runway.

Liquidity and Capital Resources

As of December 31, 2022 the Company had an aggregate of $4,958,685.00 cash on hand from debt and equity fundraising.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The Company has not undergone any material changes.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred	$786,042.30	5,913,695	R&D	03/26/2020	Section 4(a)(2)
Preferred	$463,956.09	3,490,518	R&D, Marketing	04/30/2021	Section 4(a)(2)
Token Debt Payable by Asset	$4,996,831	N/A	General Operations, Working Capital	April 1, 2022	Regulation CF
SAFT	$595,000	N/A	General Operations, Working Capital	April 1, 2022	Section 4(a)(2)
SAFE	$1,000,000	N/A	General Operations, Working Capital	June 3, 2022	Section 4(a)(2)
SAFE	$2,500,000	N/A	General Operations, Working Capital	June 3, 2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any

promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted no transactions with related persons.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Yang
Andrew Yang
Chief Executive Officer
04/27/2023

/s/ Jeong Woo Park
Jeong Woo Park
Chief Operating Officer
04/27/2023

/s/ Thanasi Karachotzitis
Thanasi Karachotzitis
Chief Technology Officer
04/27/2023

/s/ Bahram Nour-Omid
Bahram Nour-Omid
Board Director
04/27/2023

/s/ Michael Downing
Michael Downing
Board Director
04/27/2023

/s/ Kamesh Raghavendra
Kamesh Raghavendra
Board Director
04/27/2023

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

AUTHENTICITI, INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)

	December 31, 2022
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 4,958,685
Prepaid expenses and other current assets	1,014,032
Total current assets	5,972,717
FIXED ASSETS	
Equipment, net of accumulated depreciation of $9,720	
OTHER ASSETS	9,151
Deposits and other assets	22,452
TOTAL ASSETS	$ 6,004,320
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 138,522
Current portion of debt under paycheck protection plan	9,258
Total current liabilities	147,780
LONG TERM LIABILITIES:	
Long term portion of debt under paycheck protection plan	21,295
Simple agreement for future asset	595,000
Token debt payable by asset and accrued interest, net of unamortized commission expense	4,921,537
TOTAL LIABILITIES	$ 5,685,612
SHAREHOLDERS' EQUITY:	
Preferred shares, $.001 par value, authorized 11,389,813 shares; issued and outstanding 9,404,213	940
Common shares, $.001 par value, authorized 33,500,000 shares; issued and outstanding 16,849,143	1,683
Additional paid in capital	2,923,369
Simple Agreement for future equity	3,500,000
Other comprehensive income	1,457
Accumulated deficit	(6,108,741)

Total shareholders' equity		318,708
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$	6,004,320

See accompanying notes to consolidated financial statements.

AUTHENTICITI, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

For the Year Ended

December 31,
2023

REVENUE:	
Revenues from product sales	$ -
Total revenue	-
EXPENSES:	
Payroll and related expense	(1,393,577)
Consultants and contractors	(504,123)
Other professional services	(594,019)
Sales and marketing expense	(77,200)
Travel related expense	(62,121)
Other administrative expense	(241,943)
Total expenses	(2,872,983)
INTEREST INCOME (EXPENSE) AND OTHER:	(181,538)
NET LOSS	$ (3,054,521)
Other comprehensive income	13,324
COMPREHENSIVE LOSS	$ (3,041,197)

See accompanying notes to consolidated financial statements.

AUTHENTICITI, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	The Year Ended December 31, 2022
OPERATING ACTIVITIES:	
Net loss	$ (3,054,521)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,539
Stock-based compensation	2,435
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	(52,342)
Accounts payable and accrued liabilities	47,133
Net cash used in operating activities	(3,052,756)
INVESTING ACTIVITIES:	
Purchase of equipment	(9,714)
Net cash used -in investing activities	(9,714)
FINANCING ACTIVITIES:	
Payment of debt	(14,447)
Issuance of agreement token debt payable by asset	3,840,164
Issuance of agreement for future token	135,000
Issuance of agreement for future equity	3,500,000
Interest on debt	110,238
Net cash provided by financing activities	7,570,955
INCREASE IN CASH AND CASH EQUIVALENTS	4,508,485
Cash and cash equivalents at beginning of period	450,200
Cash and cash equivalents at end of period	$ 4,958,685

See accompanying notes to consolidated financial statements.

AUTHENTICITI, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
(Unaudited)

	Common Stock		Preferred Stock										
	Shares	Par	Series Seed Shares	Par	Series Seed-1 Shares	Par	Series Seed-2 Shares	Par	Additional Paid in Capital	Retained Earnings (Deficit)	SAFE Notes	Comprehensive Income	Total
Balance at January 1, 2022	16,849,143	$1,685	3,490,518	$349	2,554,930	$255	3,358,765	$336	$2,920,933	$ (3,067,545)	$ -	$ 14,781	$ (129,206)
Other Comprehensive Income												$(13,426)	$(13,426)
Stock Based Compensation									$2,436				$2,436
Issuance of SAFE											$ 3,500,000		$3,500,000
Net Income (Loss)										$ (3,041,197)			$ (3,041,197)
Balance at December 31, 2022	16,849,143	$1,685	3,490,518	$349	2,554,930	$255	3,358,765	$336	$ 2,923,369	$ (6,108,742)	$ 3,500,000	$ 1,355	$ 318,607

AUTHENTICITI, INC.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

NOTE 1 - NATURE OF OPERATIONS

Authenticiti, Inc. and consolidated subsidiaries (the "Company "), is a Delaware corporation which was organized October 26, 2016. Pursuant to a Certificate of Qualification dated November 22, 2016, the Company is also registered to conduct interstate business in California. The Company's headquarters are in Toronto, Canada.

The Company is developing a community tokenization platform that enables established and emerging brands to better engage with customers and reward customers for purchases and loyalty. The Company rewards customers with a branded community token for actions that help grow the brands customers love when customers act as nano-influencers by promoting and sharing products in the customer's social media channels. Brand tokens allow users to acquire brand NFTs, merchandise, products, and access to exclusive events, among other rewards. Users connect their social media accounts to the Company's website and get credited for posts and promotions. Brand tokens are deposited into each user's wallet based on the user's brand promotion efforts on social media which are tracked by the Company's tracking technology. Tokens can be used to purchase brand NFTs and other goods and services determined and made available by each brand. The Company creates each brand's tokens, NFTs, swap pools, and products to engage the brand's audience.

Since inception, the Company has relied upon its shareholders and investors for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2022, the Company has generated losses aggregating $6,108,741

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Authenticiti Inc. and its wholly owned subsidiary Authenticiti Canada Inc. All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the year ended December 31, 2022 include the results of operations of Authenticiti, Inc and Authenticiti Canada Inc. as of their respective dates of incorporation.

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying consolidated financial statements include information and notes required by US GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements for the years presented have been included.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in

the near term.

The Company's significant estimates used in these consolidated financial statements include but are not limited to stock-based compensation and contingencies.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and money market accounts. As of December 31, 2022, the Company had $4,958,685 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assess the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2022, the Company does not have any accounts receivable.

Property, Equipment and Depreciation

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the assets. As of December 31, 2022, the net depreciated cost of fixed assets

is $9,151, and is comprised of computer equipment with an estimated useful life of three years. Depreciation expense for the year ended December 31, 2022 was $4,530.

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2022, management believes that no impairment of the property and equipment exists.

Internally Developed Software to be sold, leased, or marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred. Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2022 the Company had not capitalized any costs related to internally developed software.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices

for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Translation of foreign currency

The Company translated the assets and liabilities of its foreign subsidiary at year-end rates of exchange. The consolidated statement of operations for the year ended December 31, 2022 was translated at the average rate of exchange for the month then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as other comprehensive income. Realized gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to

determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus, if applicable, deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities will represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Revenue Recognition

The Company has adopted ASU No. 2014-09 *Revenue from Contracts with Customers* (Topic 606), as amended ("ASC 606"). The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily from the following types of contracts:

- Software sales – Contract with customers allow the customer a right to access the Company's software and therefore revenue is recognized over the life of the its performance obligation, which generally the life of the contract the customer.
- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied.

Advertising and marketing expenses

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $77,000, for the year ended December 31, 2022.

Stock and Equity Based Compensation

Consistent with ASC 718 as amended ASU No. 2018-07, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards granted based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 also requires disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities was effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. For the year ended December 31, 2022, The Company did not have any leases with a term of more than 12 months. Adoptions of ASU No. 2016-02 did not have a material impact on the financial statements.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. Adoptions of ASU No. 2018-15 did not have a material impact on the financial statements.

NOTE 3-LOANS PAYABLE

In July 2021, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $45,000. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). On May 19, 2022, the Company received partial forgiveness in the amount of $10,373. The remaining principle is payable over 5 years beginning June 2022 and incurs an interest of 1% on outstanding principal.

The Company elected to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities.

The amount of the forgiven portion of the loan was recognized as a gain on extinguishment of debt in the Statement of Operations for the year ending December 31, 2022. Interest is being computed monthly and recorded as interest expense.

NOTE 4-TOKEN DEBT PAYABLE BY ASSETS

In 2022, the Company raised $4,996,831 from a Form C offering for Token DPAs (Debt Payable by Assets) (the "Securities"). The Securities will mature 36 months from the date each investor entered into the Token DPA with the Company.

The entire amount of $4,996,831 was recorded as a liability when raised. The funds raised were held in escrow and are being released as the Company met specified milestones. As of December 31, 2022, $946,663 remained in escrow. The amount in escrow was recorded as current asset at December 31, 2022.

The Securities will pay an interest rate of 10% on the debt amount to be paid in Securities at maturity. After the maturity date, interest at rate of 10% per annum shall accrue on the sum of the debt amount and 10% of the debt amount. Interest payable to investors is being accrued as earned over the life of the debt.

The Company paid a commission fee in cash of 6% of the funds raised. The amount was recorded as a contra-debt and is being amortized over the life of the debt. In the year ended December 31, 2022 the Company amortized $67,354.

The Company will pay an additional commission fee in securities interest equal to 2% of the Securities issues as part of this offering. The Securities payable are being accrued over the life of the debt.

NOTE 5- SIMPLE AGREEMENTS FOR FUTURE TOKEN

As of December 31, 2022, the Company had raised $595,000 from investors to be repaid with blockchain-based tokens minted and distributed by the Company (the "Tokens"). The Tokens will be due upon the deployment of the Token protocol smart contracts on the online platform owned and operated by the Company to facilitate transactions in respect of NFTs (the "Tolken Delivery Date"). If the Token Delivery Date does not occur before a Dissolution Event, then the Company will return to investors an amount equal to their investment. The Company has recorded this obligation as a long-term liability in its balance sheet.

NOTE 6 - SIMPLE AGREEMENTS FOR FUTURE EQUITY

In the year ended December 31, 2022, the Company issued Simple Agreement for Future Equity ("SAFE") for total cash proceeds of $3,500,000.

The SAFE included the following conversion terms:

- Upon closing of an equity financing of at least $5million dollars ("Qualified Financing") the outstanding balance of the SAFE shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note
- If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.
- If there is a Dissolution Event before this instrument expires or terminates or converts into shares of Safe Preferred Stock, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the

consummation of the Dissolution Event.

NOTE 7-INCOME TAXES

At December 31, 2022, the Company had approximately $2.8 million in both federal and state net operating losses available for carryforward to offset future taxable income. Except for those without an expiration date, these losses will expire during various years beginning in 2036. As discussed in Income Taxes under Note 2 Summary of Significant Accounting Policies, the Company establishes valuation allowances in accordance with the guidance related to accounting for income taxes. As of December 31, 2022, a valuation allowance has been provided for deferred tax assets related to all of net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, current and cumulative losses, and projected future taxable income.

Management establishes a valuation allowance for those deductible temporary differences when it is more likely than not that the benefit of such deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate taxable income during the periods in which the temporary differences become deductible. Management considers the historical level of taxable income, projections for future taxable income, and tax planning strategies in making this assessment. Management's assessment in the near term is subject to change if estimates of future taxable income during the carryforward period are reduced.

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

When filed, the Company's federal and state income tax returns for the year ended December 31, 2022, will remain subject to examination by the relevant taxing authorities.

NOTE 8 - STOCKHOLDERS' EQUITY

Pursuant to the Amended and Restated Certificate of Incorporation of Authenticiti, Inc. dated March 24, 2021 (Amended Certificates), the total number of shares of all classes of stock which the Company shall have the authority to issue is 44,889,813 shares, consisting of (a) 33,500,000 shares of Common Stock, $0.0001 par value per share, and (b) 11,389,813 shares of Preferred Stock, $0.0001 per share. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Preferred stock:
Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights powers and preferences, and the qualifications and limitation with thereto, as stated or expressed in the Amended Certificates. Per the Amended Certificates, 5,476,118 shares of Preferred Stock are designated Series Seed Preferred Stock, 2,554,930 shares of Preferred Stock are designated Series Seed-1 Preferred Stock and 3,358,765 shares of Preferred Stock are designated Series Seed-2 Preferred Stock.

As of December 31, 2022, 3,490,518 shares of Preferred Stock of Series Seed Preferred Stock is issued and outstanding, 2,554,930 shares of Preferred Stock of Series Seed-I Preferred Stock is issued and outstanding and 3,358,765 shares of Preferred Stock of Series Seed-2 Preferred Stock is issued and outstanding.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) the original issue price for the Preferred Stock plus any declared but unpaid dividends thereon and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common stock:
As of December 31, 2022, the Company was authorized to issue 33.5 million shares of common stock with a par value of $0.0001 per share. All of the shares of common stock were designated as Voting Common having voting, dividend and liquidation rights of the holders of Common Stock subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in the Amended Certificate. As of December 31, 2022, the Company had 16,849,143 shares of common stock issued and outstanding.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 9 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

On November 6, 2016, the Board of Directors of the Company adopted the 2016 Stock Plan and amended thereafter, as an equity incentive plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs"). As of December 31, 2022, a total of 4,763,275 shares of common stock were authorized for issuance under the plan, of which 3,237,358 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.0l to $0.04 per common share. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

As of December 31, 2022, there were 1,118,818 options outstanding with an estimated total grant date fair value of approximately $7,500. There were no options issued in the year ended December 31, 2022. The fair value of each option grant for the period from October 26, 2016 (date of inception) to December 31, 2021 was estimated on the date of grant using the following assumptions:

	October 26, 2016 (date of inception) to December 31, 2021
Fair Value of common stock	$0.20-$.050
Volatility	26.25%-34.05%
Risk free rate of interest	0.23%-2.17%
Expected dividend	-

Total stock-based compensation expense for stock awards recognized during the year ended December 31, 2022 was $2,435. As of December 31, 2022, total unrecognized compensation cost related to stock awards was $0.

No options were issued in the year ended December 31, 2022. The following is a summary of the changes in unvested options:

	Options	Weighted- Average Price
Unvested at 12/31/2021	7744,040	.02
Granted	-	-
Vested	344,788	.04
Forfeited	-	-
Unvested at 12/31/2022	-	

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Litigation:
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 11 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. For the period from inception to December 31, 2020, the Company has losses aggregating ($6,108,741 due primarily to its focus on development of its and software products. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12-SUBSEQUENTEVENTS

The Company has evaluated subsequent events from January 1, 2023 through March 31, 2023, the date that the financial statements were available to be issued. Management has evaluated subsequent events and based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

In January 2023, the Company completed its final milestone under the Token DPA and the remaining funds were released from escrow. See Note 4 to these Notes to the Consolidated Financial Statements herein.